July 3, 2019

Carl Grant
Chief Executive Officer
Sun Kissed Industries, Inc.
2885 Sanford Ave SW #41437
Grandville, MI 49418

       Re: Sun Kissed Industries, Inc.
           Amendment No. 1 to
           Form 1-A filed June 20, 2019
           File No. 024-10991

Dear Mr. Grant:

      We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 24, 2019 letter.

Amendment No. 1 to Offering Statement on Form 1-A

Cover Page

1. Please revise to explicitly state, if true, that in no event will you offer more than
      600,000,000 shares. Also clearly state, if true, that the maximum aggregate offering amount is $3,000,000. As an additional matter ensure that other disclosures in the offering circular are consistent with these statements. In that regard we note the statement on the cover page of a "[m]aximum offering of 400,000,000 Shares." Principal Stockholders, page 25

2. Please tell us why you have not revised the "low range" and "high range" columns to reflect 30,000,000 and 600,000,000 shares, as disclosed on the cover page.
 Carl Grant
Sun Kissed Industries, Inc.
July 3, 2019
Page 2
Balance Sheet, page F-1

3. We note your response to our previous comment 8. However, please reconcile the inconsistencies on pages 12 and 26 that indicate you have 6,000,000,000 authorized shares of common stock compared to 10,000,000,000 authorized shares disclosed elsewhere throughout the document, such as on the face of the balance sheets and in the notes to the financial statements.
General

4. We note that section 9 of your Subscription Agreement states that the venue for any legal action under the subscription agreement will be in the proper forum in Clark County,
         Nevada. Please disclose whether this provision applies to actions arising under the
         Securities Act or Exchange Act. In that regard, we note that Section 27 of the Exchange
         Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section
         22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, please also revise your offering circular to state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the subscription agreement states this clearly.
       You may contact Melissa Gilmore at 202-551-3777 or Claire Erlanger at 202-551-3301 if
you have questions regarding comments on the financial statements and related matters. Please contact John Dana Brown at 202-551-3859 or Laura Nicholson, Special Counsel, at 202-551-
3584 with any other questions.



FirstName LastNameCarl Grant                                    Sincerely,
Comapany NameSun Kissed Industries, Inc.
                                                                Division of
Corporation Finance
July 3, 2019 Page 2                                             Office of
Transportation and Leisure
FirstName LastName